Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	January 1,	January 2,
	2010	2009
	(In millions, except ratios)
Earnings:
Income from continuing operations	$244.0	$260.0
Plus: Income taxes	122.0	114.1
Fixed charges	39.5	31.9
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	0.1
Undistributed earnings in equity investments	—	—

	$405.5	$405.9

Fixed Charges:
Interest expense	$36.4	$26.2
Plus: Interest capitalized during the period	—	0.1
Interest portion of rental expense	3.1	5.6

	$39.5	$31.9

Ratio of Earnings to Fixed Charges	10.27	12.72